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Exhibit 99.2

UNAUDITED PRO FORMA CONDENSED
COMBINED FINANCIAL INFORMATION

        On February 19, 2015, Ball and Rexam announced the Offer and Acquisition. The following unaudited pro forma condensed combined financial information (the "pro formas") is based on the historical consolidated financial statements of Ball and the historical consolidated financial statements of Rexam, and has been prepared to reflect the Acquisition and the financing structure established to fund the Acquisition. The pro formas are presented for illustrative purposes only and do not necessarily reflect the results of operations or the financial position of Ball that actually would have resulted had the Acquisition occurred at the dates indicated, or project the results of operations or financial position of Ball for any future date or period.

        The unaudited pro forma condensed combined statements of earnings (the "pro forma statements of earnings") for the three months ended March 31, 2015 (the "first quarter 2015 pro forma statement of earnings") and for the year ended December 31, 2014 (the "2014 pro forma statement of earnings") assume that the Acquisition was completed on January 1, 2014. The unaudited pro forma condensed combined balance sheet (the "pro forma balance sheet") as of March 31, 2015 is based on the assumption that the Acquisition occurred on that day. Pro forma adjustments reflected in the pro formas are based on items that are factually supportable and directly attributable to the proposed Acquisition. The pro formas do not reflect the cost of any integration activities or benefits from the Acquisition including potential synergies that may be derived in future periods.

        The pro formas should be read in conjunction with:

  •
  Ball's audited consolidated financial statements and related notes as well as "Management's Discussion and Analysis of Financial Condition and Results of Operations", in each case contained in our Annual Report on Form 10-K as of and for the year ended December 31, 2014, Ball's unaudited condensed consolidated financial statements and related notes as well as "Management's Discussion and Analysis of Financial Condition and Results of Operations", in each case contained in our Quarterly Report on Form 10-Q as of and for the three months ended March 31, 2015, and

  •
  Rexam's audited consolidated financial statements as of and for the year ended December 31, 2014.

        Rexam's historical consolidated financial statements were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"), which differ in certain respects from the accounting principles generally accepted in the United States of America ("U.S. GAAP"). Adjustments were made to Rexam's financial statements to convert those from IFRS to U.S. GAAP as well as reclassifications to conform Rexam's historical accounting presentation to Ball's accounting presentation. Adjustments were also made to translate Rexam's financial statements from British Pounds to U.S. dollars based on applicable historical exchange rates, which may differ from future exchange rates. The pro formas also include adjustments to reflect the financing structure to fund the Acquisition. These adjustments reflect Ball's best estimates based upon the information available to date and are preliminary and subject to change once more detailed information is obtained.

        The Acquisition will be accounted for as a business combination using the acquisition method of accounting in conformity with U.S. GAAP. Under this method, the assets acquired and liabilities assumed have been recorded based on preliminary estimates of fair value. The actual fair values will be determined upon the consummation of the transaction and may vary from these preliminary estimates.

        The pro forma adjustments are based upon the best available information and certain assumptions that Ball believes to be reasonable. Further, these adjustments could materially change as both the determination of the purchase price and the allocation of the purchase price for Rexam has not been finalized. Accordingly, there can be no assurance that the final allocation of the purchase price will not differ from the preliminary allocation reflected in the pro formas.

Ball Corporation

Unaudited Pro Forma Condensed Combined Statement of Earnings

Three months ended March 31, 2015

					Pro Forma adjustments
	Ball Historical		Rexam (U.S. GAAP)						Total Pro Forma Combined
($ in millions, except per share amounts)				2	Financing		Acquisition
Net sales	$1,923.1		$1,387.2		$—		$—		$3,310.3

Costs and expenses
Cost of sales (excluding depreciation and amortization)	(1,560.9)		(1,150.3)		—		—		(2,711.2)
Depreciation and amortization	(68.3)		(55.2)		—		(50.9)	5(a)(iii)	(174.4)
Selling, general and administrative	(116.0)		(84.9)		—		(3.7)	5(a)(ii)	(204.6)
Business consolidation and other activities	(52.0)	3(a)	(33.4)	3(a)	—		70.6	3(a)	(14.8)

	(1,797.2)		(1,323.8)		—		16.0		(3,105.0)

Earnings before interest and taxes	125.9		63.4		—		16.0		205.3
Interest expense	(38.5)		(22.7)		(68.6)	4(b)	—		(129.8)
Debt refinancing and other costs	(59.9)	3(b)	—		—		4.1	3(b)	(55.8)

Total interest expense	(98.4)		(22.7)		(68.6)		4.1		(185.6)

Earnings before taxes	27.5		40.7		(68.6)		20.1		19.7
Tax provision	(0.5)		(20.3)		14.4		(5.6)	1,5(c)	(12.0)
Equity in results of affiliates, net of tax	0.5		3.0		—		—		3.5

Net earnings from continuing operations	27.5		23.4		(54.2)		14.5		11.2
Less net earnings attributable to noncontrolling interests	(6.8)		—		—		—		(6.8)

Net earnings attributable to Ball Corporation	$20.7		$23.4		$(54.2)		$14.5		$4.4

Earnings per share:
Basic—continuing operations	$0.15								$0.03
Diluted—continuing operations	$0.15								$0.03
Weighted average shares outstanding (000s):
Basic	137,086						32,208	5(a)	169,294
Diluted	141,076						32,208	5(a)	173,284

See Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Ball Corporation

Unaudited Pro Forma Condensed Combined Statement of Earnings

Year ended December 31, 2014

					Pro Forma adjustments
	Ball Historical		Rexam (U.S. GAAP)						Total Pro Forma Combined
($ in millions, except per share amounts)				2	Financing		Acquisition
Net sales	$8,570.0		$6,314.8		$—		$—		$14,884.8

Costs and expenses
Cost of sales (excluding depreciation and amortization)	(6,903.5)		(4,924.9)		—		(76.5)	5(a)(iii)	(11,904.9)
Depreciation and amortization	(280.9)		(236.3)		—		(188.0)	5(a)(iii)	(705.2)
Selling, general and administrative	(466.5)		(446.6)		—		(14.9)	5(a)(ii)	(928.0)
Business consolidation and other activities	(80.5)	3(a)	(33.0)	3(a)	—		—		(113.5)

	(7,731.4)		(5,640.8)		—		(279.4)		(13,651.6)

Earnings before interest and taxes	838.6		674.0		—		(279.4)		1,233.2
Interest expense	(159.9)		(98.9)		(207.4)	4(b)	—		(466.2)
Debt refinancing and other costs	(33.1)	3(b)	—		—		—		(33.1)

Total interest expense	(193.0)		(98.9)		(207.4)		—		(499.3)

Earnings before taxes	645.6		575.1		(207.4)		(279.4)		733.9
Tax provision	(149.9)		(126.2)		44.6	1	60.1	1	(171.4)
Equity in results of affiliates, net of tax	2.3		16.5		—		—		18.8

Net earnings from continuing operations	498.0		465.4		(162.8)		(219.3)		581.3
Less net earnings attributable to noncontrolling interests	(28.0)		—		—		—		(28.0)

Net earnings attributable to Ball Corporation	$470.0		$465.4		$(162.8)		$(219.3)		$553.3

Earnings per share:
Basic—continuing operations	$3.39								$3.24
Diluted—continuing operations	$3.30								$3.17
Weighted average shares outstanding (000s):
Basic	138,508						32,208	5(a)	170,716
Diluted	142,430						32,208	5(a)	174,638

See Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Ball Corporation

Unaudited Pro Forma Condensed Combined Balance Sheet

As of March 31, 2015

				Pro Forma adjustments
	Ball Historical	Rexam (U.S. GAAP)						Total Pro Forma Combined
($ in millions)			2	Financing		Acquisition
Assets
Current assets
Cash and cash equivalents	$228.8	$240.0		$3,913.6	4(a)	$(4,282.4)	5(a)(ii)	$100.0
Receivables, net	1,043.7	847.3		—		—		1,891.0
Inventories, net	1,033.2	868.0		—		76.5	5(a)(iii)	1,977.7
Deferred taxes and other current assets	162.2	164.6		(84.4)	4(a)(iv)	—		242.4

Total current assets	2,467.9	2,119.9		3,829.2		(4,205.9)		4,211.1
Noncurrent assets
Property, plant and equipment, net	2,423.6	1,983.3		—		504.1	5(a)(iii)	4,911.0
Goodwill	2,177.8	1,977.7		40.6	4(a)(ii)	2,130.0	5(a)	6,326.1
Intangible assets, net	203.2	208.7		—		2,283.3	5(a)(iii)	2,695.2
Other assets, net	388.0	1,047.1		(160.0)	4(a)(vi)	—		1,275.1

Total assets	$7,660.5	$7,336.7		$3,709.8		$711.5		$19,418.5

Liabilities and Shareholders' Equity
Current liabilities
Short-term debt and current portion of long-term debt	$344.7	$874.0		$(812.6)	4(a)	$—		$406.1
Accounts payable	1,271.2	748.1		—		—		2,019.3
Accrued employee costs	180.1	68.1		—		—		248.2
Other current liabilities	243.3	296.1		(77.0)	4(a)(iv)	15.3	5(a)(iv)	477.7

Total current liabilities	2,039.3	1,986.3		(889.6)		15.3		3,151.3
Noncurrent liabilities
Long-term debt	3,152.1	1,629.4		4,915.0	4(a)	13.3	5(a)(iii)	9,709.8
Employee benefit obligations	1,132.3	774.7		—		—		1,907.0
Deferred taxes and other liabilities	183.4	604.2		(290.3)	4(a)(iv)	554.7	5(a)(iv)	1,052.0

Total liabilities	6,507.1	4,994.6		3,735.1		583.3		15,820.1

Shareholders' equity
Common stock	1,149.8	1,469.4		—		905.6	5(b)	3,524.8
Capital redemption reserve	—	1,370.2		—		(1,370.2)	5(b)	—
Retained earnings	4,349.8	(298.9)		(25.3)	4(a)(ii)	298.5	5(b)	4,324.1
Accumulated other comprehensive earnings (loss)	(642.1)	(294.3)		—		294.3	5(b)	(642.1)
Treasury stock, at cost	(3,916.8)	—		—		—		(3,916.8)

Total Ball Corporation shareholders' equity	940.7	2,246.4		(25.3)		128.2		3,290.0
Noncontrolling interests	212.7	95.7		—		—		308.4

Total shareholders' equity	1,153.4	2,342.1		(25.3)		128.2		3,598.4

Total liabilities and shareholders' equity	$7,660.5	$7,336.7		$3,709.8		$711.5		$19,418.5

See Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Note 1. Basis of presentation

        The pro formas are based on the historical consolidated financial statements of Ball and the historical consolidated financial statements of Rexam, and have been prepared to reflect the Acquisition and the financing structure established to fund the Acquisition. The pro formas are presented for illustrative purposes only and do not necessarily reflect the results of operations or the financial position of Ball that actually would have resulted had the Acquisition occurred at the dates indicated, or project the results of operations or financial position of Ball for any future dates or periods. The first quarter 2015 pro forma statement of earnings and the 2014 pro forma statement of earnings assume the Acquisition was completed on January 1, 2014. The pro forma balance sheet as of March 31, 2015 is based on the assumption that the Acquisition had occurred on that day.

        Pro forma adjustments reflected in the pro forma balance sheet are based on items that are factually supportable and directly attributable to the Acquisition. Pro forma adjustments reflected in the pro forma statement of earnings are based on items that are factually supportable, which are directly attributable to the Acquisition, and which are expected to have a continuing impact on Ball´s results of operations and/or financial position. Any nonrecurring items directly attributable to the Acquisition are included in the pro forma balance sheet but not in the pro forma statements of earnings. In contrast, any nonrecurring items that were already included in Ball´s or Rexam's historical consolidated financial statements that are not directly related to the Acquisition have not been eliminated. The pro formas do not reflect the cost of any integration activities or benefits from the Acquisition including potential synergies that may be generated in future periods.

        The pro formas include adjustments to reflect the financing structure established to fund the Acquisition.

        Rexam's historical consolidated financial statements ("Rexam's financial statements") were prepared in accordance with IFRS, which differs in certain respects from U.S. GAAP. Adjustments were made to Rexam's financial statements to convert them from IFRS to U.S. GAAP and to Ball´s existing accounting presentation after evaluating potential areas of differences. In addition, reclassifications have been made to align Rexam's financial statement presentation to Ball´s financial statement presentation.

        Ball has used the following historical exchange rates to translate Rexam's financial statements and calculate certain adjustments to the pro forma financial statements from British Pounds to U.S. dollars:

Average daily closing exchange rate for the three months ended March 31, 2015:	US$1.5161/£1
Average daily closing exchange rate for the year ended December 31, 2014:	US$1.6479/£1
Closing exchange rate as of March 31, 2015:	US$1.4813/£1

        These exchange rates may differ from future exchange rates which would have an impact on the pro formas, and would also impact purchase accounting upon consummation of the Acquisition. As an example, utilizing the daily closing exchange rate at April 30, 2015 of US$1.5439/£1 would increase the translated amounts of net earnings attributable to the parent company for the three months ended March 31, 2015, reduce the translated amounts of net earnings attributable to the parent company for the year ended December 31, 2014 as well as increase total assets as of March 31, 2015, presented in Note 2, by approximately $1 million, $29 million and $310 million, respectively.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements (Continued)

Note 1. Basis of presentation (Continued)

        Unless indicated otherwise in the notes to the pro formas, Ball has applied applicable enacted statutory tax rates in the United Kingdom for the respective dates and periods. Ball has used a tax rate of 20.0 percent to calculate the financing and acquisition-related adjustments to the pro forma balance sheet with the exception of those adjustments impacting retained earnings. The tax impact of the financing and acquisition-related adjustments to retained earnings and to the first quarter 2015 pro forma statement of earnings were calculated using a tax rate of 21.0 percent. The tax impacts of the financing and acquisition-related adjustments to the 2014 pro forma statement of earnings were calculated using a tax rate of 21.5 percent. These rates may be subject to change and may not be reflective of Ball´s effective tax rate for future periods after consummation of the Acquisition.

Note 2. Adjustments to Rexam's financial statements

Unaudited adjusted Rexam statement of earnings
Three months ended March 31, 2015

		Reclassifications and IFRS to US GAAP Adjustments (in GBP)
(in millions)	Rexam Historical IFRS (in GBP)	Reclassifications 2(a)	Pensions 2(b)	Goodwill 2(c)	Start-up Costs 2(d)	Uncertain Tax Positions 2(e)	Rexam U.S. GAAP (in GBP)	Rexam U.S. GAAP (in USD)
Net sales	£915	£—	£—	£—	£—	£—	£915.0	$1,387.2

Costs and expenses
Cost of sales (excluding depreciation and amortization)		(758.0)	—	—	(0.7)	—	(758.7)	(1,150.3)
Depreciation and amortization		(36.0)	—	(0.8)	0.4	—	(36.4)	(55.2)
Selling, general and administrative		(57.0)	1.0	—	—	—	(56.0)	(84.9)
Business consolidation and other activities		(22.0)	—	—	—	—	(22.0)	(33.4)
Operating expenses	(875)	875.0	—	—	—	—	—	—
Operating Profit	40	(40.0)	—	—	—	—	—	—
Share in post tax profits of associates and joint ventures	2	(2.0)	—	—	—	—	—	—
Retirement benefit obligations net interest cost	(3)	3.0	—	—	—	—	—	—

		(873.0)	1.0	(0.8)	(0.3)	—	(873.1)	(1,323.8)

Earnings before interest and taxes		42.0	1.0	(0.8)	(0.3)	—	41.9	63.4
Interest expense	(15)	—	—	—	—	—	(15.0)	(22.7)
Interest income	2	(2.0)	—	—	—	—	—	—
Debt refinancing and other costs		(3.0)	3.0	—	—	—	—	—

Total interest expense		(18.0)	3.0	—	—	—	(15.0)	(22.7)

Earnings before taxes		24.0	4.0	(0.8)	(0.3)	—	26.9	40.7
Profit before tax	26	(26.0)	—	—	—	—	—	—
Tax	(16)	16.0	—	—	—	—	—	—
Tax provision		(16.0)	(1.0)	0.3	(0.2)	3.5	(13.4)	(20.3)
Equity in results of affiliates, net of tax		2.0	—	—	—	—	2.0	3.0

Net earnings from continuing operations		10.0	3.0	(0.5)	(0.5)	3.5	15.5	23.4
Profit for the year from continuing operations	10	(10.0)	—	—	—	—	—	—
Less net earnings attributable to noncontrolling interests		—	—	—	—	—	—	—

Net earnings attributable to parent company		£10.0	£3.0	£(0.5)	£(0.5)	£3.5	£15.5	$23.4

Notes to Unaudited Pro Forma Condensed Combined Financial Statements (Continued)

Note 2. Adjustments to Rexam's financial statements (Continued)

Unaudited adjusted Rexam statement of earnings
Year ended December 31, 2014

		Reclassifications and IFRS to US GAAP Adjustments (in GBP)
(in millions)	Rexam Historical IFRS (in GBP)	Reclassifications 2(a)	Pensions 2(b)	Goodwill 2(c)	Start-up Costs 2(d)	Uncertain Tax Positions 2(e)	Deferred Taxes 2(f)	Rexam U.S. GAAP (in GBP)	Rexam U.S. GAAP (in USD)
Net sales	£3,832	£—	£—	£—	£—	£—	£—	£3,832.0	$6,314.8

Costs and expenses
Cost of sales (excluding depreciation and amortization)		(2,986.0)	—	—	(2.6)	—	—	(2,988.6)	(4,924.9)
Depreciation and amortization		(142.0)	—	(2.9)	1.5	—	—	(143.4)	(236.3)
Selling, general and administrative		(275.0)	4.0	—	—	—	—	(271.0)	(446.6)
Business consolidation and other activities		(20.0)	—	—	—	—	—	(20.0)	(33.0)
Operating expenses	(3,430)	3,430.0	—	—	—	—	—	—	—
Operating Profit	402	(402.0)	—	—	—	—	—	—	—
Share in post tax profits of associates and joint ventures	10	(10.0)	—	—	—	—	—	—	—
Retirement benefit obligations net interest cost	(16)	16.0	—	—	—	—	—	—	—

		(3,423.0)	4.0	(2.9)	(1.1)	—	—	(3,423.0)	(5,640.8)

Earnings before interest and taxes		409.0	4.0	(2.9)	(1.1)	—	—	409.0	674.0
Interest expense	(60)	—	—	—	—	—	—	(60.0)	(98.9)
Interest income	7	(7.0)	—	—	—	—	—	—	—
Debt refinancing and other costs		(16.0)	16.0	—	—	—	—	—	—

Total interest expense		(76.0)	16.0	—	—	—	—	(60.0)	(98.9)

Earnings before taxes		333.0	20.0	(2.9)	(1.1)	—	—	349.0	575.1
Profit before tax	343	(343.0)	—	—	—	—	—	—	—
Tax	(76)	76.0	—	—	—	—	—	—	—
Tax provision		(76.0)	(5.0)	1.0	—	(4.0)	7.4	(76.6)	(126.2)
Equity in results of affiliates, net of tax		10.0	—	—	—	—	—	10.0	16.5

Net earnings from continuing operations		267.0	15.0	(1.9)	(1.1)	(4.0)	7.4	282.4	465.4
Profit for the year from continuing operations	267	(267.0)	—	—	—	—	—	—	—
Less net earnings attributable to noncontrolling interests		—	—	—	—	—	—	—	—

Net earnings attributable to parent company		£267.0	£15.0	£(1.9)	£(1.1)	£(4.0)	£7.4	£282.4	$465.4

Notes to Unaudited Pro Forma Condensed Combined Financial Statements (Continued)

Note 2. Adjustments to Rexam's financial statements (Continued)

Unaudited adjusted Rexam balance sheet
As of March 31, 2015

		Reclassifications and IFRS to US GAAP Adjustments (in GBP)
						Deferred Taxes
	Rexam Historical IFRS (in GBP)
		Reclassifications 2(a)	Goodwill 2(c)	Start-up Costs 2(d)	Uncertain Tax Positions 2(e)			Rexam U.S. GAAP (in GBP)	Rexam U.S. GAAP (in USD)
(in millions)						2(f)	2(g)
Assets
Current assets
Cash and cash equivalents	£162	£—	£—	£—	£—	£—	£—	£162.0	$240.0
Receivables, net		572.0	—	—	—	—	—	572.0	847.3
Trade and other receivables	620	(620.0)	—	—	—	—	—	—	—
Inventories, net	586	—	—	—	—	—	—	586.0	868.0
Insurance backed assets	2	(2.0)	—	—	—	—	—	—	—
Derivative financial instruments	57	(57.0)	—	—	—	—	—	—	—
Deferred taxes and other current assets		107.0	—	—	—	2.1	2.0	111.1	164.6

Total current assets	1,427	—	—	—	—	2.1	2.0	1,431.1	2,119.9
Noncurrent assets
Property, plant and equipment, net	1,357	—	—	(18.1)	—	—	—	1,338.9	1,983.3
Goodwill	1,232	—	109.0	—	(5.9)	—	—	1,335.1	1,977.7
Other intangible assets	112	(112.0)	—	—	—	—	—	—	—
Investments in associates and joint ventures	89	(89.0)	—	—	—	—	—	—	—
Pension assets	26	(26.0)	—	—	—	—	—	—	—
Insurance backed assets	25	(25.0)	—	—	—	—	—	—	—
Deferred tax assets	233	(233.0)	—	—	—	—	—	—	—
Trade and other receivables	173	(173.0)	—	—	—	—	—	—	—
Derivative financial instruments	149	(149.0)	—	—	—	—	—	—	—
Intangible assets, net		112.0	28.9	—	—	—	—	140.9	208.7
Other assets, net		695.0	—	3.2	—	10.7	(2.0)	706.9	1,047.1

Total assets	£4,823	£—	£137.9	£(14.9)	£(5.9)	£12.8	£—	£4,952.9	$7,336.7

Notes to Unaudited Pro Forma Condensed Combined Financial Statements (Continued)

Note 2. Adjustments to Rexam's financial statements (Continued)

		Reclassifications and IFRS to US GAAP Adjustments (in GBP)
						Deferred Taxes
	Rexam Historical IFRS (in GBP)
		Reclassifications 2(a)	Goodwill 2(c)	Start-up Costs 2(d)	Uncertain Tax Positions 2(e)			Rexam U.S. GAAP (in GBP)	Rexam U.S. GAAP (in USD)
(in millions)						2(f)	2(g)
Liabilities and Shareholders' Equity
Current liabilities
Short-term debt and current portion of long-term debt	£—	£590.0	£—	£—	£—	£—	£—	£590.0	$874.0
Borrowings	590	(590.0)	—	—	—	—	—	—	—
Accounts payable		505.0	—	—	—	—	—	505.0	748.1
Trade and other payables	675	(675.0)	—	—	—	—	—	—	—
Accrued employee costs		46.0	—	—	—	—	—	46.0	68.1
Derivative financial instruments	52	(52.0)	—	—	—	—	—	—	—
Current tax	8	(8.0)	—	—	—	—	—	—	—
Provisions	14	(14.0)	—	—	—	—	—	—	—
Other current liabilities		198.0	1.1	—	—	—	0.8	199.9	296.1

Total current liabilities	1,339	—	1.1	—	—	—	0.8	1,340.9	1,986.3
Noncurrent liabilities
Long-term debt		1,100.0	—	—	—	—	—	1,100.0	1,629.4
Borrowings	1,100	(1,100.0)	—	—	—	—	—	—	—
Employee benefit obligations		523.0	—	—	—	—	—	523.0	774.7
Retirement benefit obligations	523	(523.0)	—	—	—	—	—	—	—
Derivative financial instruments	196	(196.0)	—	—	—	—	—	—	—
Deferred tax liabilities	52	(52.0)	—	—	—	—	—	—	—
Non current tax	52	(52.0)	—	—	—	—	—	—	—
Other payables	60	(60.0)	—	—	—	—	—	—	—
Provisions	71	(71.0)	—	—	—	—	—	—	—
Deferred taxes and other liabilities		431.0	8.7	(1.8)	(21.8)	(7.4)	(0.8)	407.9	604.2

Total liabilities	3,393	—	9.8	(1.8)	(21.8)	(7.4)	—	3,371.8	4,994.6

Net Assets	1,430	(1,430.0)	—	—	—	—	—	—	—
Shareholders' equity
Common stock		992.0	—	—	—	—	—	992.0	1,469.4
Ordinary share capital	567	(567.0)	—	—	—	—	—	—	—
Non equity B shares	1	(1.0)	—	—	—	—	—	—	—
Share premium account	424	(424.0)	—	—	—	—	—	—	—
Capital redemption reserve	925	—	—	—	—	—	—	925.0	1,370.2
Retained earnings		(348.0)	120.7	(14.4)	21.5	18.4	—	(201.8)	(298.9)
Retained loss	(348)	348.0	—	—	—	—	—	—	—
Accumulated other comprehensive earnings (loss)		(201.0)	7.4	1.3	(8.2)	1.8	—	(198.7)	(294.3)
Other reserves	(201)	201.0	—	—	—	—	—	—	—
Treasury stock, at cost		—	—	—	—	—	—	—	—

Total Rexam shareholders' equity	1,368	—	128.1	(13.1)	13.3	20.2	—	1,516.5	2,246.4
Noncontrolling interests	62	—	—	—	2.6	—	—	64.6	95.7

Total shareholders' equity	1,430	—	128.1	(13.1)	15.9	20.2	—	1,581.1	2,342.1

Total liabilities and shareholders' equity	£4,823	£—	£137.9	£(14.9)	£(5.9)	£12.8	£—	£4,952.9	$7,336.7

Notes to Unaudited Pro Forma Condensed Combined Financial Statements (Continued)

Note 2. Adjustments to Rexam's financial statements (Continued)

        The financial statements above illustrate the impact of adjustments made to Rexam's financial statements presented in accordance with IFRS, in order to present them on a basis consistent with Ball's accounting presentation under U.S. GAAP. These adjustments reflect Ball's best estimates based upon the information currently available to Ball, and could be subject to change once more detailed information is obtained.

  (a)
  The classification of certain items presented by Rexam under IFRS has been modified in order to align with the presentation used by Ball under U.S. GAAP.

    Modifications to the statement of earnings presentation include:

      •
      presentation of costs on a functional basis (cost of sales and selling, general and administrative expenses), rather than a single line item for operating expenses; and

      •
      separate disclosure of depreciation and amortization expenses on the face of the statement of earnings.

    Modifications to the balance sheet presentation include:

      •
      pension assets, derivative financial instrument assets, insurance backed assets and investments in associates and joint ventures are included as part of other assets;

      •
      derivative financial instrument liabilities, provisions and current income taxes payable are included as part of other current liabilities; and

      •
      separate disclosure of accrued employee costs on the face of the balance sheet.

  (b)
  Under U.S. GAAP the expected return on plan assets, a component of net periodic benefit cost, is recognized by Ball within cost of sales and selling, general and administrative expenses, and is determined by applying the expected rate of return assumption to a market related value of plan assets. The difference between the expected and actual return on plan assets is a component of actuarial gains and losses which is recognized in accumulated other comprehensive income with subsequent amortization in the statement of earnings. Prior service credits arising in plans are spread over the remaining service period of the active employees in the statement of earnings.

    Under IFRS, net interest cost on defined benefit plans, a component of defined benefit cost, is recognized by Rexam as a separate component of interest expenses in the statement of earnings and is calculated by applying the discount rate assumption to the net defined benefit liability. The difference between actual return on plan assets and the component of net interest derived from plan assets is recognized in accumulated other comprehensive earnings as a component of remeasurement gains and losses. IFRS does not permit recognition of remeasurement gains and losses in net earnings in current or future periods. Prior service credits arising in plans are recognized immediately in the statement of earnings.

    As a result, selling, general and administrative expenses for the three months ended March 31, 2015 and year ended December 31, 2014, reflect a reduction of £1.0 million and £4.0 million, respectively. These comprise a combination of a credit to net periodic benefit cost of £5.0 million and £20.0 million, respectively, less the reclassification of the previously recognized retirement benefit obligations within net interest cost of £3.0 million and £16.0 million, respectively, less impact of a prior service credit related to a plan amendment for the three months ended March 31, 2015 of £1.0 million. The related tax charge included in

Notes to Unaudited Pro Forma Condensed Combined Financial Statements (Continued)

Note 2. Adjustments to Rexam's financial statements (Continued)

    the statement of earnings for the three months ended March 31, 2015 and year ended December 31, 2014, is £1.0 million and £5.0 million, respectively.

  (c)
  Upon adoption of IFRS effective January 1, 2004, Rexam was able to carry forward its accounting treatment for business combinations that had previously been applied under accounting principles generally accepted in the United Kingdom ("U.K. GAAP"). Application of U.S. GAAP to acquisitions made by Rexam prior to January 1, 2004 has resulted in the following adjustments to goodwill, intangible assets and amortization:

    •
    alignment of Rexam's amortization period of 20 years with Ball's amortization period of 40 years, for years through December 31, 2001, when both U.K. GAAP and U.S. GAAP required goodwill to be amortized;

    •
    reversal of goodwill amortization recorded by Rexam for the period from January 1, 2002 through December 31, 2003, since U.S. GAAP discontinued the amortization of goodwill from January 1, 2002 and required annual impairment testing thereafter; and

    •
    recognition of intangible assets separately from goodwill with respect to an acquisition in 2003, since U.S. GAAP required acquired intangible assets to be recognized separately from goodwill from January 1, 2002.

    As a result, additional goodwill of £109.0 million and intangible assets of £28.9 million have been recorded in the balance sheet as of March 31, 2015, with corresponding charges of £0.8 million and £2.9 million have been recorded in the statement of earnings for the first quarter 2015 and full year 2014, respectively, relating to amortization of the additional intangible assets. The related tax credit included in the statement of earnings for the first quarter 2015 and full year 2014 is £0.3 million and £1.0 million, respectively. Current and noncurrent deferred tax liabilities in the balance sheet at March 31, 2015 have been increased by £1.1 million and £8.7 million, respectively.

  (d)
  Under U.S. GAAP, costs associated with a start-up period in relation to a new beverage can facility or can line are expensed as incurred. Under IFRS, Rexam's accounting policy permits certain costs associated with such a start-up period to be included in the cost of property, plant and equipment if the assets are incapable of running at normal levels of operating efficiency without such a period.

    As a result, property, plant, and equipment included in the balance sheet as of March 31, 2015 is reduced by £18.1 million, with corresponding net charges of £0.3 million and £1.1 million recorded in the statement of earnings for the three months ended March 31, 2015 and year ended December 31, 2014, respectively, reflecting an increase in cost of sales and a reduction in depreciation. Noncurrent deferred tax assets in the balance sheet at March 31, 2015 increase by £3.2 million and noncurrent deferred tax liabilities reduce by £1.8 million.

  (e)
  Under U.S. GAAP, uncertain tax positions ("UTP") are measured using a cumulative probability model, resulting in measurement at the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement.

    Under IFRS, the cumulative probability approach is not permitted and instead an expected value or single best estimate of the most likely outcome is used to measure uncertain tax positions.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements (Continued)

Note 2. Adjustments to Rexam's financial statements (Continued)

    As a result, a reduction of other noncurrent liabilities of £21.8 million is included in the balance sheet as of March 31, 2015. In addition, a reduction of goodwill of £5.9 million and an increase in noncontrolling interest of £2.6 million are included with respect to uncertain taxes related to previous acquisitions. The tax impact included in the statement of earnings with respect to the measurement of uncertain tax positions under U.S. GAAP is a credit of £3.5 million for the three months ended March 31, 2015 and a charge of £4.0 million for the year ended December 31, 2014.

  (f)
  Under U.S. GAAP, deferred tax assets or liabilities are not recognized for temporary differences on nonmonetary assets or liabilities that are remeasured from local currency to functional currency for book purposes but are reported in local currency for tax purposes. IFRS requires recognition of deferred tax assets or liabilities on such amounts.

    As a result, increases of £2.1 million and £10.7 million, and a decrease of £7.4 million are included in the balance sheet as of March 31, 2015 for current deferred tax assets and noncurrent deferred tax assets, and noncurrent deferred tax liabilities, respectively. In addition, a £7.4 million reduction in tax provision is included in the statement of earnings for the reversal of deferred taxes for the year ended December 31, 2014.

  (g)
  U.S. GAAP requires deferred tax assets and liabilities to be classified as current or noncurrent based on the classification of the related assets or liabilities giving rise to the temporary differences, whereas Rexam presents deferred taxes under IFRS as noncurrent. Accordingly, £2.0 million has been reclassified from noncurrent deferred tax assets to current deferred tax assets, and £0.8 million from noncurrent deferred tax liabilities to current deferred tax liabilities in the balance sheet at March 31, 2015.

Note 3. Significant nonrecurring items included in the historical financial statements

(a) Business consolidation and other activities

Three months ended March 31, 2015

        Ball and Rexam recorded charges of $52.0 million and $33.4 million, respectively, during the first quarter 2015. A total amount of $70.6 million composed of $47.9 million from Ball and $22.7 million from Rexam have been excluded from the first quarter 2015 pro forma statement of earnings, see below for further details.

        Ball recorded net charges of $2.8 million related to business reorganization activities, ongoing costs related to previously closed facilities and other insignificant activities.

        Ball recorded charges of $1.3 million, primarily for headcount reductions, cost-out initiatives and the relocation of Ball's European headquarters from Germany to Switzerland.

        Ball also recorded charges of $20.2 million for professional services and other costs associated with the Acquisition. In addition, Ball recognized losses of $27.7 million associated with its collar and option contracts entered into to reduce its exposure to currency exchange rate changes in connection with the British pound denominated cash portion of the Acquisition. As those charges are directly attributable to the Acquisition, a total amount of $47.9 million ($32.0 million after tax) has been excluded from the first quarter 2015 pro forma statement of earnings. Please refer also to Note 4(a)(ii).

Notes to Unaudited Pro Forma Condensed Combined Financial Statements (Continued)

Note 3. Significant nonrecurring items included in the historical financial statements (Continued)

        Rexam incurred restructuring costs of $3.0 million related to the reorganization of its European beverage cans business and with respect to the conversion of steel beverage can lines to aluminum. Incentive costs related to retention awards to employees indirectly attributable to the Acquisition increased by $7.7 million. In addition, transaction related costs of $22.7 million were incurred as a result of the Acquisition. As those costs are directly attributable to the Acquisition, a total amount of $22.7 million ($22.7 million after tax) has been excluded from the first quarter 2015 pro forma statement of earnings.

Year ended December 31, 2014

        Ball and Rexam recorded charges of $80.5 million and $33.0 million, respectively, during the year ended December 31, 2014, which is comprised of the following:

        During September 2014, Ball executed a lump sum buyout offer to certain terminated vested pension plan participants in its U.S. defined benefit pension plans. The offer provided participants with a one-time election to receive a lump-sum payout in full settlement of their remaining pension benefits. Ball recorded a non-cash charge of $45.3 million for the settlement of its pension benefit obligations in connection with this offer.

        Ball recorded a provision against the balance of a long-term receivable of $16.5 million as a result of the financial difficulties of a metal food and household products packaging segment customer. This provision represented Ball's estimate of the most likely potential loss of value it expects to incur as a result of the financial condition of this customer.

        Ball received and recorded compensation of $5.0 million for the reimbursement of severance costs incurred in connection with Ball's closure and relocation of its Shenzhen, People's Republic of China (PRC), manufacturing facility in 2013. In addition, Ball sold its plastic motor oil container and pail manufacturing business in the PRC and recorded a net loss of $0.4 million in connection with the sale.

        Ball recorded charges of $6.2 million related to a reduction in force to eliminate certain food can production in the Oakdale, California, facility, as well as charges related to voluntary separation programs. The year also included charges of $3.9 million for costs in connection with the announced closure of its Danville, Illinois, steel aerosol packaging facility.

        Ball recorded charges of $4.1 million, primarily for headcount reductions, cost-out initiatives and the relocation of Ball's European headquarters from Germany to Switzerland. In addition, Ball recorded charges of $3.4 million related to the write off of previously capitalized costs associated with Ball's Lublin, Poland, facility.

        During 2014, a fire occurred at a metal beverage packaging, Americas, facility. As a result, Ball recorded a gain of $3.5 million to reflect the difference between the net book value of the impaired assets and the net insurance proceeds.

        Ball recorded net charges of $2.0 million and $7.2 million related to business reorganization activities and for ongoing costs related to previously closed facilities and other insignificant activities, respectively.

        Rexam incurred restructuring costs of $24.7 million related to the reorganization of its European beverage can business and with respect to the conversion of steel beverage can production lines to aluminum. There was an increase of $3.3 million in a legal provision related to a dispute that originated prior to Rexam's ownership of the business. Additionally, there was an increase of

Notes to Unaudited Pro Forma Condensed Combined Financial Statements (Continued)

Note 3. Significant nonrecurring items included in the historical financial statements (Continued)

$3.3 million in provisions for environmental issues that originated prior to Rexam's ownership of the business. Transaction costs related to the acquisition of United Arab Can Manufacturing Limited amounted to $1.7 million.

(b) Debt refinancing and other costs

Three months ended March 31, 2015

        Ball recorded charges of $55.8 million for the call premiums and write-offs of unamortized deferred financing costs associated with the redemption of the outstanding 6.75 percent senior notes and 5.75 percent senior notes due in September 2020 and May 2021, respectively.

        Ball also recorded nonrecurring charges of $1.7 million for the write off of unamortized deferred financing costs associated with the refinancing of the revolving credit facility and repayment of the Term C loan. In addition, Ball recorded charges of $2.3 million and $0.1 million, respectively, for the amortization of deferred financing costs associated with the unutilized £3.3 billion unsecured, committed bridge loan and derivative financial instruments to mitigate its exposure to interest rate changes associated with anticipated debt issuance. As those charges are directly attributable to the Acquisition, a total amount of $4.1 million ($2.9 million after tax) has been excluded from the first quarter 2015 pro forma statement of earnings. Please refer also to Note 4(b).

Year ended December 31, 2014

        Ball recorded a nonrecurring charge of $33.1 million for the call premium and the write off of unamortized financing costs and premiums related to the redemption of its outstanding 7.375 percent senior notes due in September 2019.

Note 4. Pro forma adjustments related to financing

(a) Sources of Funding

        Ball entered into a £3.3 billion unsecured, committed bridge loan agreement, pursuant to which several lending institutions have agreed, subject to limited conditions, to provide the financing necessary to pay the cash portion of the consideration payable to Rexam's shareholders upon consummation of the Acquisition (the "Bridge Facility"), redeem Rexam's outstanding debt and pay costs and expenses in connection with the Acquisition. For purposes of these pro formas Ball expects to fully utilize the Bridge Facility and receive proceeds of $4.8 billion, which is net of a $55.6 million issue discount. This amount is in addition to an issue discount of $29.1 million and $1.9 million of deferred financing costs, recognized in Ball's first quarter 2015 unaudited condensed consolidated balance sheet. For purposes of the pro formas Ball has assumed a period of one year between commitment and funding of the Bridge Facility and a duration of eight years for which the borrowings under the Bridge Facility will be outstanding.

        In addition, Ball has also entered into a $3.0 billion multicurrency revolving credit facility (the "Revolver"). As of March 31, 2015, Ball has borrowed $1.3 billion under the Revolver. For purposes of the pro formas Ball has assumed additional proceeds of $1.7 billion from the Revolver and $61.4 million from short-term uncommitted credit facilities ("Credit Facilities") to redeem Rexam's outstanding debt. Ball's first quarter 2015 unaudited condensed consolidated financial statements include a $14.9 million issue discount and $3.6 million of deferred financing costs associated with the Revolver.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements (Continued)

Note 4. Pro forma adjustments related to financing (Continued)

        Ball intends to secure long-term financing instead of the financing arrangements described above between now and the consummation of the Acquisition.

        The financing adjustments reflected in the pro formas are as follows:

($ in millions)
Proceeds from Bridge Facility, net of original issue discount and financing costs	$4,832.7
Proceeds from Revolver	1,725.0
Proceeds from Credit Facilities	61.4

Total sources of funding	$6,619.1
Repayment of total Rexam debt outstanding at March 31, 2015	(2,516.7	)(i)
Payment of estimated transaction costs, net of tax, expected to be incurred by Ball and Rexam	(65.9	)(ii)
Additional funding of Rexam's existing pension obligations	(60.7	)(iii)
Settlement of Rexam's outstanding derivatives	(62.2)	(iv)

Total sources of funding, net	$3,913.6

        The following represents the reconciliation from the total sources of funding, net detailed above to the debt adjustments in the pro forma balance sheet as of March 31, 2015:

($ in millions)
Gross proceeds from Bridge Facility and Revolver	$6,613.3
Gross proceeds from Credit Facilities	61.4
Less original issue discount	(55.6)

Proceeds from financing, net	6,619.1
Repayment of Rexam debt	(2,516.7	)(i)

Total debt adjustment	$4,102.4

Current portion of debt adjustment	$(812.6	)(v)
Noncurrent portion of debt adjustment	4,915.0	(v)

Total debt adjustment	$4,102.4

(i)
Ball has estimated that the amount required to repay Rexam's historical debt, outstanding as of March 31, 2015, will be $2,516.7 million, which equals the estimated fair value of that debt as of March 31, 2015.

(ii)
Total acquisition-related transaction costs incurred by Ball and Rexam during the year ended December 31, 2014, are considered immaterial and hence no adjustment has been made in the 2014 pro forma statement of earnings.

Total fees estimated to be incurred by Ball in conjunction with the Acquisition which include advisory, legal, audit, valuation and other professional fees are estimated to be $52.2 million. $32.0 million ($25.3 million after tax) is presented in the pro forma balance sheet as a reduction in cash and a corresponding reduction in retained earnings, as $20.2 million was expensed during the three months ended March 31, 2015. Total transaction costs of $63.3 million are estimated to be incurred by Rexam, of which

Notes to Unaudited Pro Forma Condensed Combined Financial Statements (Continued)

Note 4. Pro forma adjustments related to financing (Continued)

  $40.6 million ($40.6 million after tax) is reflected as a reduction to cash and a corresponding increase in goodwill as these transaction costs will reduce Rexam's retained earnings prior to the consummation of the Acquisition. The remaining amount of $22.7 million ($22.7 million after tax) was expensed by Rexam during the three months ended March 31, 2015.

(iii)
Based on an existing change-in-control provision in the agreement between Rexam and the trustees of the UK defined benefit plan in place at March 31, 2015, which is subject to change prior to the consummation of the Acquisition, a minimum contribution of $125.9 million is expected to be made to the pension scheme in conjunction with the acquisition, of which $65.2 million has already been paid into an escrow account and included in other assets, net, in Rexam's unaudited adjusted balance sheet as of March 31, 2015. As a result, an adjustment of $60.7 million is reflected as an increase to other assets, net.

(iv)
Based on existing change-in-control provisions in Rexam's derivative contracts, Rexam's derivative arrangements will be required to be terminated and settled in cash upon the consummation of the Acquisition. Based on the information available, Ball estimates that the amounts recorded in Rexam's unaudited adjusted balance sheet as of March 31, 2015 represent the fair values of the derivatives which equal the amounts required to settle the contracts. As a consequence, Ball has eliminated the following amounts from the pro forma balance sheet with a corresponding decrease in cash and cash equivalents and has determined that no gain or loss in the pro forma statements of earnings as a result of the settlement was required:

($ in millions)
Deferred taxes and other current assets	$84.4
Other assets, net	220.7
Other current liabilities	(77.0)
Deferred taxes and other liabilities	(290.3)

Decrease in cash and cash equivalents	$(62.2)

(v)
The noncurrent portion of the debt adjustment reflects the estimated borrowings under the Bridge Facility and the Revolver Facility, net of the redemption of the noncurrent portion of Rexam's debt. The current portion of the debt adjustment represents the redemption of the current portion of Rexam's debt and the estimated borrowings under the Credit Facilities.

(vi)
The pro forma balance sheet as of March 31, 2015 includes a reduction of $160.0 million in other assets, net, which is comprised of the $60.7 million discussed above in Note 4(a)(iii) and the $220.7 million detailed above in Note 4(a)(iv).

Notes to Unaudited Pro Forma Condensed Combined Financial Statements (Continued)

Note 4. Pro forma adjustments related to financing (Continued)

(b) Interest Expense

        Interest expense in the first quarter 2015 pro forma statement of earnings has been adjusted as follows based on the expected sources of funding described above:

($ in millions)	Average Principal	Interest Rate	Interest Expense
Bridge Facility	$4,888.3	6.50%	$79.4
Revolver	1,725.0	2.00%	8.6
Credit Facilities	61.4	1.10%	0.2
Financing cost and issue discount amortization—Bridge Facility	N/A	N/A	2.6
Financing cost and issue discount amortization—Revolver	N/A	N/A	1.5

Total interest expense			$92.3

Less Ball's historical interest expense on Term C Loan repaid as a result of the Acquisition			(0.2)
Less Ball's historical financing cost and issue discount amortization—Revolver			(0.8)
Less Rexam's historical interest expense			(22.7)

Total adjustment to interest expense			$68.6

        Consistent with the above, the 2014 pro forma statement of earnings has been adjusted as follows:

($ in millions)	Average Principal	Interest Rate	Interest Expense
Bridge Facility	$4,888.3	5.25%	$256.6
Revolver	1,725.0	2.00%	34.5
Credit Facilities	61.4	1.10%	0.7
Financing cost and issue discount amortization—Bridge Facility	N/A	N/A	10.3
Financing cost and issue discount amortization—Revolver	N/A	N/A	6.2

Total interest expense			$308.3

Less Ball's historical interest expense on Term C Loan repaid as a result of the Acquisition			(2.0)
Less Rexam's historical interest expense			(98.9)

Total adjustment to interest expense			$207.4

        Ball will borrow at variable interest rates under the Bridge Facility and the Revolver based on Country-specific LIBOR rates plus an applicable margin. The initial interest rate under the Bridge Facility is LIBOR + 3.50 percent with 0.50 percent quarterly step-ups. The Bridge Facility also provides for a 1.00 percent LIBOR floor and has a maximum interest rate cap of 7.00 percent. The Revolver accrues interest at LIBOR plus an applicable margin based on the net leverage ratio of the company. For purpose of the pro formas, Ball has assumed that new borrowings under the Bridge Facility and the Revolver remain unchanged during the three months ended March 31, 2015 and the twelve months ended December 31, 2014, respectively.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements (Continued)

Note 4. Pro forma adjustments related to financing (Continued)

        For purpose of calculating the above interest expenses Ball has utilized applicable rates as of April 30, 2015, which may differ from the rates in place when actually utilizing the facilities. Ball has also considered the 1.00 percent LIBOR floor in the Bridge Facility and the applicable margin based on the expected net leverage ratio for the Revolver. Assuming that LIBOR will exceed the 1.00 percent floor but the total interest rate for the Bridge Facility is below the 7.00 percent cap, a change in interest rates of 0.125 percent would increase or decrease total interest expense by approximately $2.0 million for the three months ended March 31, 2015, and $8.3 million for the twelve months ended December 31, 2014, respectively. If LIBOR does not exceed the 1.00 percent floor or the total interest rate for the Bridge Facility is above the 7.00 percent cap, a change in interest rates of 0.125 percent would increase or decrease interest expense by approximately $0.5 million for the three months ended March 31, 2015, and $2.2 million for the twelve months ended December 31, 2014, respectively, for the Revolver and would have no impact on the Bridge Facility.

Note 5. Pro forma adjustments related to the acquisition

(a) Preliminary purchase consideration and allocation

        The Acquisition will be accounted for as a business combination using the acquisition method of accounting in conformity with U.S. GAAP. Under this method, the assets acquired and liabilities assumed have been recorded based on preliminary estimates of fair value. In accordance with U.S. GAAP, Ball defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The actual fair values will be determined upon the consummation of the transaction and may vary from these estimates.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements (Continued)

Note 5. Pro forma adjustments related to the acquisition (Continued)

        The estimated purchase consideration, estimated fair values and residual goodwill are as follows:

(in $ millions, except share and share price amounts)
Rexam shares outstanding as of April 30, 2015	705,073,382	(i)
Exchange ratio	0.04568	(i)

Total Ball shares to be issued to Rexam shareholders	32,207,752
Ball's closing share price on April 30, 2015	$73.41

Total value of Ball shares to be issued	$2,364.4	(i)
Total cash consideration paid at 407 pence per Rexam share	4,250.8	(i)
Stock-based compensation	41.8	(ii)

Total purchase consideration	$6,657.0

Add fair market value of total debt assumed	2,516.7	(iii)
Less total cash acquired	(240.0)

Purchase consideration, including debt assumed and net of cash aquired	$8,933.7

Allocation of purchase consideration, including debt assumed and net of cash acquired:
Estimated fair values of assets acquired
Identifiable intangible assets	$2,492.0	(iii)
Property, plant and equipment	2,487.4	(iii)
Inventories	944.5	(iii)
Other assets, excluding deferred taxes	1,690.1	(iii)
Total estimated fair values of liabilities assumed, excluding debt and deferred taxes	(2,413.3)	(iii)
Deferred taxes, net	(279.0)	(iv)
Noncontrolling interests	(95.7)

Residual goodwill	$4,107.7

Less Rexam's historical goodwill	(1,977.7)

Goodwill adjustment	$2,130.0

(i)
The stock portion of the purchase consideration was estimated using a price of $73.41 for each share of Ball common stock based on Ball's closing share price on the New York Stock Exchange ("NYSE") on April 30, 2015, being the last practicable date prior to the issuance of this this Current Report on Form 8-K. Under the terms of the Acquisition, Rexam shareholders will be entitled to receive 407 pence in cash and 0.04568 of shares of Ball common stock in exchange for each share of Rexam's ordinary stock. Ball will provide a "Mix and Match Facility" to allow Rexam shareholders to elect to vary the proportion in which they receives shares of Ball common stock and cash. However this option is subject to offsetting elections by other Rexam shareholders and as a consequence it does not impact the overall purchase consideration calculated above. The actual purchase consideration will be determined upon consummation of the Acquisition. A hypothetical $4 change in the price of Ball's common stock, all other factors remaining constant, would result in a corresponding increase or decrease in the total purchase consideration of $128.8 million.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements (Continued)

Note 5. Pro forma adjustments related to the acquisition (Continued)

(ii)
Ball will issue replacement stock-based compensation awards in Ball stock or settle existing Rexam's stock-based awards in cash. Ball has determined $41.8 million of these arrangements will be recorded as additional purchase consideration to acquire Rexam, $0.4 million, net of tax is one-time expense, and $14.9 million will be recorded as continuing stock-based compensation expense subsequent to the acquisition. The one-time expense is recorded as a decrease in retained earnings at March 31, 2015, but not recorded in the pro forma statement of earnings for the first quarter 2015 or year ended 2014. Ball will fund this with $10.6 million via the issuance of replacement stock-based compensation awards and $31.6 million in cash. The cash component together with the cash portion of the consideration payable to Rexam's shareholders of $4,250.8 million outlined in Note 5(a)(i) above have been included as a decrease in cash of $4,282.4 million in the pro forma balance sheet.

Ball has estimated post-combination stock-based compensation expense of $14.9 million annually, which will be recognized in each of the two years following the Acquisition, resulting in adjustments of $3.7 million and $14.9 million to the first quarter 2015 and 2014 pro forma statements of earnings, respectively. This award is directly attributable to the Acquisition and will have a continuing impact to Ball. Those additional expenses have been presented in selling, general and administrative expenses in the pro forma statements of earnings.

(iii)
Except as discussed below, the carrying value of Rexam's assets and liabilities are considered to approximate their fair values.

At March 31, 2015, the fair value of Rexam's debt was estimated to be $2,516.7 million compared to a carrying value of $2,503.4 million, resulting in an adjustment of $13.3 million.

The fair values of identifiable intangible assets were estimated using significant assumptions, such as the amount and timing of projected cash flows, the discount rate selected to measure the risks inherent in the future cash flows and the assessment of the asset's life cycle, including competitive trends and other factors. The assumptions used by Ball to arrive at the estimated fair value of the identifiable intangible assets were derived primarily from publicly available information, including market transactions of varying degrees of comparability. However a detailed analysis has not been completed and actual results may differ from these estimates.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements (Continued)

Note 5. Pro forma adjustments related to the acquisition (Continued)

  The fair value and weighted-average estimated useful life of identifiable intangible assets are estimated as follows:

	Fair value	Weighted- Average Estimated Useful Life	Annual Amortization
	($ in millions)	(in years)	($ in millions)
Customer Relationships	$2,410.0	15	$160.7
Trademarks	62.0	5	12.4
Technology	20.0	9	2.2

Total acquired identifiable intangible assets	$2,492.0		$175.3

Less Rexam's historical net book value of intangible assets	(208.7)

Adjustment to intangible assets, net	$2,283.3

  The fair values of property, plant and equipment were determined by using certain estimates and assumptions. However a detailed analysis has not been completed and actual results may differ from these estimates.

  The fair value and weighted-average estimated useful life of property, plant and equipment are estimated as follows:

	Fair value	Weighted- Average Estimated Useful Life	Annual Depreciation
	($ in millions)	(in years)	($ in millions)
Land	$64.8	N/A	$—
Buildings	468.4	13	36.0
Plant and equipment	1,580.6	9	175.6
Construction-in-progress	373.6	10	37.4

Total acquired property, plant and equipment	2,487.4		$249.0

Less Rexam's historical net book value of property, plant and equipment	(1,983.3)

Adjustment to property, plant and equipment, net	$504.1

  One quarter of the annual depreciation was calculated for the three months ended March 31, 2015. Based on the estimated respective fair values of identified amortizable intangible assets and property, plant and equipment, and the weighted average estimated

Notes to Unaudited Pro Forma Condensed Combined Financial Statements (Continued)

Note 5. Pro forma adjustments related to the acquisition (Continued)

  useful lives, the following adjustment to depreciation and amortization expenses has been included in the first quarter 2015 and 2014 pro forma statements of earnings:

($ in millions)	Three Months Ended March 31, 2015	Year Ended December 31, 2014
Amortization of identifiable intangible assets	$43.8	$175.3
Depreciation of property, plant and equipment	62.3	249.0

Total calculated depreciation and amortization	$106.1	$424.3

Less Rexam's historical depreciation and amortization	(55.2)	(236.3)

Pro forma adjustment to depreciation and amortization expenses	$50.9	$188.0

  The value of inventories has been increased by $76.5 million to reflect the preliminary estimate of fair value. Based on the assumption that those inventories will be sold within the first twelve months following the acquisition, a respective adjustment has been presented in cost of sales within the 2014 pro forma statement of earnings.

(iv)
The total adjustment of $554.7 million to noncurrent deferred tax liabilities are related to the following estimated fair value adjustments. Please refer also to the discussion in Note 1 about the applicable tax rate:

($ in millions)	Pro Forma Adjustment	Tax Rate	Deferred Taxes
Intangible assets, net	$2,283.3	20.0%	$456.7
Property, plant and equipment, net	504.1	20.0%	100.8
Assumed Rexam debt	(13.3)	21.0%	(2.8)

Total adjustment to noncurrent deferred tax liabilities			$554.7

  The adjustment to the current deferred tax liabilities of $15.3 million relates to the adjustment to record inventories at fair value.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements (Continued)

Note 5. Pro forma adjustments related to the acquisition (Continued)

(b) Impact to shareholders' equity—

        The estimated impact to total shareholders' equity is summarized as follows:

	Financing	Acquisition
($ in millions)	Transaction costs(1)	Eliminate Rexam's Equity	Issuance of Common Stock for Rexam Ordinary Shares(2)	Stock-based Compensation(3)	Total Acquisition Adjustments to Equity
Common stock	$—	$(1,469.4)	$2,364.4	$10.6	$905.6
Capital redemption reserve	—	(1,370.2)	—	—	(1,370.2)
Retained earnings	(25.3)	298.9	—	(0.4)	298.5
Accumulated other comprehensive earnings (loss)	—	294.3	—	—	294.3

Total shareholders'equity	$(25.3)	$(2,246.4)	$2,364.4	$10.2	$128.2

(1)
Please refer to Note 4(a)(ii).

(2)
Please refer to Note 5(a)(i).

(3)
Please refer to Note 5(a)(ii).

(c) Impact to tax provision—

        The estimated impact to tax provision for the three months ended March 31, 2015 is summarized as follows:

($ in millions)	Pre-tax Adjustment	Tax Rate	Tax Provision Adjustment
Depreciation and amortization(1)	$(50.9)	21.0%	$10.7
Selling, general and administrative(1)	(3.7)	21.0%	0.8
Business consolidation and other activities—Ball(2)	47.9	33.2%	(15.9)
Business consolidation and other activities—Rexam(2)	22.7	N/A	—
Debt refinancing and other costs(3)	4.1	29.3%	(1.2)

	$20.1		$(5.6)

(1)
Please refer to Note 5(a).

(2)
Please refer to Note 3(a).

(3)
Please refer to Note 3(b).

        Please refer to Note 1 for all other adjustments to the tax provision in the first quarter 2015 and 2014 pro forma statement of earnings.

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  Exhibit 99.2
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
Ball Corporation Unaudited Pro Forma Condensed Combined Statement of Earnings Three months ended March 31, 2015
Ball Corporation Unaudited Pro Forma Condensed Combined Statement of Earnings Year ended December 31, 2014
Ball Corporation Unaudited Pro Forma Condensed Combined Balance Sheet As of March 31, 2015
Notes to Unaudited Pro Forma Condensed Combined Financial Statements
Unaudited adjusted Rexam statement of earnings Three months ended March 31, 2015
Unaudited adjusted Rexam statement of earnings Year ended December 31, 2014
Unaudited adjusted Rexam balance sheet As of March 31, 2015